Exhibit 99.1

Bayer CEO Werner Wenning stresses the benefits of the Schering takeover for shareholders, staff and patients

“Together we can achieve great things”

Leverkusen. Bayer intends to acquire Berlin-based Schering AG and make a public purchase offer to its shareholders (see page 1). direkt talked to Management Board Chairman Werner Wenning about the background to the largest acquisition in the history of Bayer.

Mr. Wenning, what are the strategic objectives behind the merger of Bayer and Schering?

We want to substantially expand our health care business. The merger will increase the share of Group sales made up by our life sciences activities, i.e. HealthCare and CropScience, from 60 percent at present to 70 percent. With a share of almost 50 percent of total sales, Bayer HealthCare will be the largest Bayer subgroup by some margin. At the same time, the merger will strengthen our business with specialty pharmaceuticals products, i.e. drug products primarily for specialist physicians, and will move us up to seventh place on the global market in this business.

How will your pharmaceuticals portfolio look after the takeover?

It will comprise both solid basic businesses and business units with overproportional growth, such as Oncology, Cardiology/Hematology and Gynecology.

Bayer and Schering should complement each other nicely in Oncology in particular...

That’s right; together we will be able to combat cancer more quickly and effectively. Bayer’s Nexavar is a drug product for the treatment of renal cell carcinoma, but it is also undergoing further development in the treatment of skin, liver and lung cancer. We will also benefit from a substantially larger sales and marketing platform as a result of the merger. We regard Cardiovascular Risk Management and Gynecology as engines to power future growth as well.

How much potential is there in biological products, a field in which both companies are active?

Biological products certainly represent another promising platform for future growth. They will comprise Schering’s top drug product Betaferon, Leukine, also from Schering, and Bayer’s Kogenate, which is a potential blockbuster. We should bear in mind that these biotech products are already generating sales of some EUR 2 billion today.

What can be expected from the merger of the two research pipelines?

The new research platform will undoubtedly play a key role. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products. I am firmly convinced that the combined pipeline holds enough potential to ensure a sustained boost to innovation in the mid to long term.

Are there concrete reasons for your confidence?

The proposed new enterprise will have four projects in registration, 19 in Phase III clinical testing, 14 in Phase II trials and 17 in Phase I development. A company with such a well-stocked pipeline and an extremely innovative product portfolio will be well placed for further growth.

What should your employees be prepared for following the takeover?

First of all, we should all realize that by acquiring Schering we have taken an extremely important step towards a successful future for our company. This acquisition will benefit all of our staff as well as Bayer itself, its shareholders and the patients. In regard to the actual process of integration and related measures, I can assure you that they will be carried out in a fair and socially responsible manner. There will be no winners and no losers. Joint teams from

Bayer and Schering will decide on the appointment of key positions. We want to find the right person for each function in every case.

What do you expect from your staff at this point?

Firstly, I would like to thank all of the staff who have achieved so much in such a short time. We have proven many times in the past that, together, we can achieve great things. I therefore ask those of you who will be involved in the integration process to give it your active support. Let us together take up this challenge as well, and continue writing Bayer’s success story.

Image caption: Bayer CEO Werner Wenning announces the largest takeover in the history of Bayer.

Bayer plans to take over Berlin-based Schering AG and offers stockholders EUR 86 per share

With a strong partner, more power for new medicines

Leverkusen. A new pharmaceuticals heavyweight is born. This is how the press summed up Bayer’s offer to take over Berlin-based Schering AG. The purchase offer made by Bayer to the shareholders of Schering AG quickly became the dominating topic in public and in the media. “More power for new medicines,” wrote Bild am Sonntag. German news magazine Der Spiegel summed up the affair with the headline “This is where the action is”. Bayer CEO Werner Wenning called German Federal Chancellor Angela Merkel by telephone to explain the company’s strategy.

“The proposed takeover of Schering is in line with our strategic objective to further grow our health care business, especially in the area of pharmaceutical specialty products, thus substantially strengthening our Bayer HealthCare subgroup in its role as a primary growth engine for the Bayer Group,” said Bayer Management Board Chairman Werner Wenning as he explained the objectives behind Bayer’s plan in numerous television, radio, newspaper and magazine interviews in the days following the announcement. “We are convinced that merging the two companies will create a health care heavyweight of international standing with a strong market position based on an innovative product portfolio and a well-stocked pipeline. We believe this merger to be an appropriate, compelling and value-creating step which will also benefit our stockholders, employees, customers and patients. It is also the best way of reasserting the importance of Germany as a pharmaceutical industry base.”

Bayer intends to offer EUR 86 in cash for every Schering share or ADS (American Depositary Share). This corresponds to a transaction volume of EUR 16.3 billion. The Board of Management and Supervisory Board of Schering AG welcome Bayer’s proposal and intend to recommend acceptance of the offer to the company’s stockholders.

“The merger of Schering and Bayer will create a leading, specialized pharmaceuticals company,” said Dr. Hubertus Erlen, Management Board Chairman of Schering AG. “Both pharmaceuticals business fit together well and have the same strategic alignment. Together they will form a more internationally competitive company.”

With estimated annual sales of nearly EUR 15 billion (calculated on 2005 sales), the acquisition would enable Bayer to greatly expand the portfolio of its Bayer HealthCare subgroup and significantly strengthen earning power. “We plan to increase the EBITDA margin of our health care business from 19 percent at present to 25 percent by 2009,” announced Wenning. “This improvement in earning power will have a tangible impact on the entire enterprise and we are confident of being able to increase the long-term target return for the Bayer Group as a whole.”

The merger of the Bayer and Schering pharmaceuticals businesses would release significant potential for improving growth and cost synergies. From the third year after completion of the transaction, Bayer anticipates synergy effects of around EUR 700 million annually. On the other hand, the acquisition will result in one-time restructuring costs totaling some EUR 1 billion. Said Wenning,  “We have already proved in many other transactions that we can successfully implement integration processes.

Bayer and Schering are recognized globally for their innovation and high-quality products. To continue to benefit from the high name recognition and good reputation that both companies now enjoy, it is planned to merge Berlin-based Schering and Bayer’s existing Pharmaceuticals Division to create an independent division of Bayer HealthCare named “Bayer-Schering-Pharmaceuticals” that will be established as a stock corporation. The merged pharmaceuticals business, with sales of more than EUR 9 billion, is to be based at Schering’s present headquarters in Berlin.

The merger would create a global health care company that ranks among the top 12 in the world.

The proposed acquisition is to be financed through liquidity of around EUR 3 billion and a credit line provided by Credit Suisse and Citigroup. At a later date, it is planned to refinance this credit line through a combination of equity and debt capital and hybrid capital instruments. The planned equity capital measures will total up to EUR 4 billion, depending among other things on the acceptance rate and the composition of the debt financing package. As a further financing measure, Bayer also plans to sell H.C. Starck and Wolff Walsrode, both subsidiaries of Bayer MaterialScience.

The Bayer Group plans to publish detailed offer documents by mid-April 2006. As Wenning explained, the offer is subject to a minimum acceptance rate by 75 percent of Schering AG’s capital stock by the acceptance deadline. Bayer’s CEO expects the transaction to be completed in the second quarter of 2006, provided approval is received from the relevant antitrust authorities, especially those of the European Union and the United States. However, Bayer does not anticipate any problems in this regard and expects approval in May.

On the day after the announcement, Wenning was very much the focus of media attention: interviews with leading newspapers and magazines, broadcasters, press conferences and talks with investors and politicians were all on the agenda. The news spread around the globe like wildfire (see also the commentary on page 2). Darmstadt-based Merck AG withdrew its hostile takeover bid for Schering.

More news can be found in the Internet at www.bayer.com.

Image caption: Frenzied media attention on day one after the announcement of the takeover offer: Bayer CEO Chef Werner Wenning gave numerous TV interviews in Bayer’s corporate headquarters in Leverkusen.

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On the day after the announcement of the planned takeover, Bayer CEO Werner Wenning faces the press in Leverkusen.

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Schering headquarters in Berlin.  Image right: Bayer scientist Ute Lex conducts substance analysis.